Exhibit 17.3-----Resignation of Dale Geary.

October 28, 2009

Mr. Steve Sperco
Mr. Charles Leibold
Bluegate Corporation
701 N. Post Oak Rd, Suite 600
Houston, Texas 77024

Gentlemen:

The purpose of this letter is to inform the Bluegate Board of Directors of my resignation.  Effective at the close of business on October 28, 2009, I hereby resign from my position as a member of the Board of Directors of Bluegate Corporation.

Sincerely,

Dale M. Geary

/s/ Dale M. Geary
Dale Geary